SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

14 August, 2008

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.


Protherics PLC

Notification of Major Interest
s
 in Shares

Lon
don, UK; Brentwood, TN, US:

14
 August
 2008
 -
 Protherics PLC ("Protherics" or the "Company"), the international biopharmaceutical company focused on critical care an
d cancer, announces
that
 on
13 August

200
8
, in accordance with the Transparency Obligations Directive,
a
notification
of interest in the ordinary share capital of the Company
was received
from
AXA
I
nvestment Managers
UK
Limited on behalf of AXA S.A.
 and its Group C
ompanies
 ("AXA")
.
The notification follows
an increase in its I
ndirect
 Voting R
ights
.
Details
of the
 interest
notified
are as follows:

1. Reason for the notification (please tick the appropriate box or boxes)
A acquisition of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to w hich voting rights are attached
An event changing the breakdown of voting rights
Other (please s pecify):
2 . Full name of person(s) subject to the notification obligation:	AXA S.A. , 25 Avenue Matignon, 75008 Paris and its group of companies.
3 . Full name of shareholder(s) (if different from 2 .):
4 . Date of the transaction (and date on which the threshold is crossed or reached if different):	12 August 2008
5 . Date on which issuer notified:	13 August 2008
6 . Threshold(s) that is/are crossed or reached:	12%
7. Notified details:

A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
0702920	4 1 , 926,236	4 1,926,236	9 41 , 666	9 41,666	4 1,084,570	0.28%	12.01%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)
N umber of voting rights	% of voting rights
4 2,026,236	12.28%

8 . Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :
Name of Company/Fund	Number of Shares	% of issued share capita l
AXA UK Investment Co ICVC UK Smaller Companies Fund Indirect	511,882	0.14960
Sun Life Pensions Management Ltd Direct	2 2 5,000	0.0 6 576
Sun Life Unit Assurance Ltd FTSE All Share Tracker Direct	53,913	0.015 76
Sun Life Pensions Management FTSE All Share Tracker Direct	294,874	0.086 18
AXA Framlington Indirect	425 ,000	0. 124 21
AXA Framlington Indirect	1,851 , 468	0. 54 111
AXA Framlington Indirect	1,909,918	0. 5 5820
AXA Framlington Indirect	459,865	0. 13 440
AXA Framlington Indirect	639,353	0. 18 686
AXA Framlington Indirect	15,438 ,453	4. 5 1207
AXA Framlington Indirect	13,753,131	4.0 1951
AXA Framlington Indirect	2,000,000	0. 58 452
AXA Framlington Indirect	1,500,000	0. 4 3839
AXA Framlington Indirect	500,000	0.146 13
AXA Framlington Indirect	220,000	0.064 30
Framlington onshore private clients Indirect	975 ,5 00	0.2 8 510
AXA Sun Life W ith Profit s Passive Direct	226,817	0.066 29
AXA Sun Life With Profit s Passive Direct	141 , 062	0.0 41 23
AXA Framlington Indirect	90 0 ,000	0. 26304
Total Direct Total Indirect	9 41,666 4 1,084,570	0.27521 1 2.00745
TOTAL	4 2,026,236	1 2. 28266

Proxy Voting:
9 . Name of the proxy holder:
1 0 . Number of voting rights proxy holder will cease to hold:
11 . Date on which proxy holder will cease to hold voting rights:

12 . Additional information:

| Ends |

F
or f
urther
i
nformation
 please contact
:

Protherics
Nick Staples , Director of Corporate Affairs	+44 (0) 7919 480510
Julie Vickers, Company Secretary	+44 (0) 1928 518010

Financial Dynamics - press enquiries
London: Ben Atwell, Lara Mott	+44 (0) 20 7831 3113
New York : John Capodanno	+1 212 850 5600

Or visi
t
www.protherics.com
This information is provided by RNS
The company news service from the London Stock Exchange

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date:14 August, 2008	By:	/s/ Rolf Soderstrom
Rolf Soderstrom
Finance Director